Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in our Registration Statement on Form S-1 (File No. 333-265999) of our audit report dated May 11, 2023, with respect to the consolidated balance sheets of US Nuclear Corp. and Subsidiaries as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022 and 2021. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” within the Registartion Statement.

Spokane, Washington

May 11, 2023